American Funds Insurance Series 333 South Hope Street Los Angeles, California 90071-1406 Phone (213) 486-9447

April 16, 2014

Mark A. Cowan

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Insurance Products

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	American Funds Insurance Series (the “Series”)
File Nos. 002-86838 and 811-03857

Dear Mr. Cowan:

This letter is in response to the oral comments you provided on March 10, 2014 to the Series’ Post-Effective Amendment No. 66 to the Registration Statement under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940, pursuant to which the Series’ Capital Income Builder (the “Fund”) was registered with the U.S. Securities and Exchange Commission (the “Commission”). We appreciate your prompt response to the filing.

Our responses to your comments are set forth below. We will incorporate any changes to the Series’ Registration Statement in a subsequent filing pursuant to Rule 485(b) under the 1933 Act to be automatically effective on May 1, 2014 (the “Amendment”).

Prospectus

Front Cover Page

  Include the ticker symbols of each class of the Fund’s shares, adjacent to each such class, when they become available.

Response: The Fund will not be listed on a securities exchange and, as such, none of the Fund’s share classes will be assigned a ticker symbol.

Fees and Expenses of the Fund

  Please remove footnote number 2 in the expense table from the heading, “Annual fund operating expenses,” and place it next to the “Other expenses” and “Distribution and/or service (12b-1) fees” line items.

Response: We have updated the disclosure to address this comment. The footnote indicating that the amount is based on estimated amounts for the current fiscal year is appropriate for the “Distribution and/or service (12b-1) fees” line item because we are basing that figure on the full amount allowed to be paid by the Fund’s 12b-1 plan for each share class. The Fund may not pay the full amount allowable under the 12b-1 plan to every shareholder. For example, if in the Fund’s first year of operation the Fund’s assets consist in large part of seed money from its investment adviser, the actual distribution fees paid by the Fund will be less than the full amount permitted to be paid under the 12b-1 plan because the investment adviser does not receive the 12b-1 fees from the Fund.

  In the paragraph captioned “Portfolio Turnover,” please consider removing the disclosure stating that higher portfolio turnover “may result in higher taxes when fund shares are held in a taxable account,” as such disclosure is not relevant to funds that are only available through variable annuity contracts and variable life insurance policies.

Response: We have updated the disclosure to address this comment by deleting the reference to a taxable account, as the Fund will be offered only to insurance company separate accounts funding variable annuity contracts and variable life insurance policies.

Principal Investment Strategies

  Consider explaining the term “yield” as used in the first paragraph of this section, as lay investors may confuse this reference with returns.

Response: The Fund is an income fund with the primary investment objective of providing investors “with a level of current income that exceeds the average yield on U.S. stocks generally” and “a growing stream of income over the years.” In the context of an income fund, the reference to “yield” refers to the income return on an investment. This is a commonly understood term in this regard and investors seeking income would not likely confuse a reference to “yield” with total returns. As such, we believe the current disclosure adequately describes the Fund’s objective and will not lead to investor confusion.

Management

  Please explain why you intend to list the Series title of certain portfolio managers in the first column of the table identifying each of the Fund’s portfolio managers.

Response: Consistent with our long-standing practice for each of the other funds in the Series, we intend to list the position titles of each portfolio manager who serves as an officer or director of the Series. Each portfolio manager’s primary title with the Fund’s investment adviser will be listed in the third column of the table.

Payments to Broker-Dealers and Other Financial Intermediaries

  The parenthetical in the first sentence of this section suggests that shares of the Fund may be purchased through a bank. Please replace the reference to “a bank” with “an insurance company.”

Response: We have updated the disclosure to address this comment.

Management and Organization

  The last sentence of the first paragraph of the section captioned “Investment adviser” provides that the annual shareholder report of the Series for the fiscal year ended December 31, 2013 includes a discussion regarding the basis for the approval of the Series’ Investment Advisory and Service Agreement by the board of trustees of the Series. Please confirm that the annual report to shareholders of the Series for the 2013 fiscal year does, in fact, include such disclosure.

Response: We confirm that the annual shareholder report of the Series for the fiscal year ended December 31, 2013 includes a discussion regarding the basis for the approval of the Series’ Investment Advisory and Service Agreement by the board of trustees of the Series. The Investment Advisory and Service Agreement was extended for an additional one-year term through December 31, 2014, during which period we expect the Fund will be effectively registered with the Commission and, like other funds in the Series, managed by the investment adviser to the Series.

Purchases and Redemptions of Shares

  Although it is seemingly implied by the disclosure set forth in the section captioned “Frequent trading of fund shares,” please confirm that the Fund generally discourages frequent trading of its shares.

Response: The Fund is not designed to serve as a vehicle for frequent trading and the Fund does not encourage frequent trading of Fund shares. Frequent trading of shares may lead to increased costs to the Fund and less efficient management of the Fund’s portfolio, potentially resulting in dilution of the value of Fund shares held by long-term shareholders. Accordingly, the Fund reserves the right to reject purchase orders that could involve actual or potential harm to the Fund.

Statement of Additional Information

Certain Investment Limitations and Guidelines

  For ease of reference, please consider listing the funds of the Series in this section in a logical order (e.g., in alphabetical order). In the alternative, please explain why the funds are ordered as they are.

Response: The order of the funds in the “Certain investment limitations and guidelines” section of the Statement of Additional Information is consistent with the order of the funds in the Series prospectus. Funds are first grouped together by fund objective (e.g., growth funds, growth-and-income funds, equity-income funds, balanced funds, bond funds, money market funds). Funds within each grouping are then listed alphabetically.

Finally, as requested, the Series acknowledges that:

•	the Series is responsible for the adequacy and accuracy of the disclosure in its filings;

•	should the Commission or the staff, acting pursuant to delegated authority, allow the Series’ filing to go automatically effective, the Commission shall not be foreclosed from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in allowing the filing to go automatically effective, does not relieve the Series from full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Series may not assert the action of the Commission or the staff, acting pursuant to delegated authority, in allowing the filing to go automatically effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses to your comments. If you have any questions, please do not hesitate to contact me at (213) 486-9108.

Sincerely,

/s/ Erik A. Vayntrub

Erik A. Vayntrub

Counsel